Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 7, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
30/03/2026	12,000	283.4512	3,401,414.40	—	—	—	—	12,000	283.4512	3,401,414.40
31/03/2026	15,000	287.2463	4,308,694.50	—	—	—	—	15,000	287.2463	4,308,694.50
01/04/2026	2,000	296.7003	593,400.60	—	—	—	—	2,000	296.7003	593,400.60
02/04/2026	7,500	291.9524	2,189,643.00	14,693	340.2665	4,999,535.68	4,337,991.92	22,193	294.1304	6,527,634.92
Total	36,500	287.4836	10,493,152.50	14,693	340.2665	4,999,535.68	4,337,991.92	51,193	289.7104	14,831,144.42

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till April 6, 2026, the total invested consideration has been:
•Euro 187,515,724.80 for No. 636,993 common shares purchased on the EXM
•USD 51,496,949.38 (Euro 44,543,078.68*) for No. 151,800 common shares purchased on the NYSE.

As of April 6, 2026 the Company held in treasury No. 17,433,399 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.99% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.38% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until April 6, 2026, the Company has purchased a total of 788,793 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 232,058,803.48.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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